Exhibit F
China United Network Communications Group
Company Limited
and
China Network Communications Group Corporation

Agreement of Merger through Absorption of China
Network Communications Group Corporation by
China United Network Communications Group
Company Limited

January 6, 2009

Table of Content

1.	Merger Form	2
2.	Merger Reference Date and Effective Date	3
3.	Assets Consolidation	4
4.	Assumption of Credit Rights and Debts	5
5.	Entity Consolidation	5
6.	Employee Settlement	5
7.	Assumption of Contracts and Agreements	5
8.	Assumption of Litigations	6
9.	Tax Liabilities	6
10.	Conditions Precedent to the Effectiveness of the Merger	6
11.	Representations and Warranties	7
12.	Governing Law and Dispute Resolution	8
13.	Notice	8
14.	Entire Agreement	9
15.	Severability	9
16.	Amendments	9
17.	Counterparts	9
18.	Force Majeure	9
19.	Right and Obligation Succession and Assignment	10
20.	Breaching Liabilities	10
21.	Headings	10

     THIS AGREEMENT (hereinafter referred as the “Merger Agreement”) is made on January 6, 2009 in Beijing, the People’s Republic of China (the “PRC”)
BETWEEN
1.	China United Network Communications Group Company Limited (hereinafter referred as “Unicom Group” or the “Merging Party”)

and

2.	China Network Communications Group Corporation (hereinafter referred as “Netcom Group” or the “Merged Party”).

The Merging Party and Merged Party hereinafter are referred as the “Parties” collectively.
Whereas:
(1)	On May 24, 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance of the PRC jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector, which stated, among other things, that the PRC government would deepen the reform of the structure of the telecommunications sector and encourage the formation of three market competitors with each having nationwide network resources, relatively comparable strength and scale, as well as full service operation capabilities; and that the allocation of telecommunications resources would be further optimized and the competition structure would be improved.
(2)	As part of the restructuring of the telecommunications sector, China Unicom Limited has merged with China Netcom Group (Hong Kong) Limited (hereinafter referred as “Netcom Red-Chip Company”) through a scheme of arrangement (hereinafter referred as the “Merger between Red-Chip Companies”). Upon the completion of the Merger between Red-Chip Companies, “China Unicom Limited” changed its name into “China United (Hong Kong) Limited” (hereinafter referred as “New Unicom Red-Chip Company”). The Merger between Red-Chip Companies took effect on October 15, 2008.
(3)	In order to integrate the telecommunications services of New Unicom Red-Chip Company in the PRC, China United Network Communications Corporation Limited (hereinafter referred as “Unicom Operation Company”) and China Netcom (Group) Company Limited (hereinafter referred as “Netcom Operation Company”) entered into an agreement on October 15, 2008, which provided that Unicom Operation Company would merge with and absorb Netcom Operation Company (hereinafter referred as the “Merger between the Operation Companies”). Upon the completion of the Merger between the Operation Companies, Unicom Operation Company will survive, while the Netcom Operation Company will be dissolved and deregistered as a legal entity.

(4)	In order to realize the unified brand management and operation, enhance the synergies and obtain the 3G license as soon as possible, Unicom Group intends to merge with and absorb Netcom Group (hereinafter referred as the “Merger between the Groups”). Upon the completion of the Merger between the Groups, Unicom Group will survive with while the Netcom Group will be dissolved and deregistered as a legal entity.

NOW THEREFORE, in order to clarify the respective rights and obligations of the Parties in the Merger between the Groups, the Parties hereto agree as follows:

1.	Merger Form
1.1	Pursuant to the terms and conditions under this Merger Agreement, Unicom Group and Netcom Group agree that the merger shall be carried out through absorption, which means that Unicom Group shall merge with and absorb Netcom Group. Upon the completion of the merger, Unicom Group, as the merging party and the surviving entity, shall be responsible to carry out the procedures relating to the registration of changes; Netcom Group, as the merged party and the non-surviving entity, shall transfer all its assets, liabilities, interests, business and personnel to Unicom Group and shall be responsible to carry out the procedures relating to the deregistration and dissolution.

1.2	Netcom Group’s net assets as verified and approved by the State-owned Assets Supervision and Administration Commission under the State Council at the end of 2007 shall be converted at a ratio of 1:1.4129 to increase Unicom Group’s state-invested capital, based on Unicom Group’s pre-merger net assets and the capital contributions by its shareholders. Unicom Group’s registered capital and shareholding structure shall be adjusted accordingly. Pursuant to the above calculation method, the amount of capital contributed by and shareholding percentage of each shareholder are as follows:

	Amount of	Shareholding
Shareholder Name	Contribution	Percentage
Shares owned by the State	98,273,507,673.48	96.50%
China Resources Company Limited	420,854,112.54	0.41%
CITIC Guoan Communications Co., Ltd.	354,460,597.90	0.35%
ChinaComm System Co., Ltd.	437,500,000.00	0.43%
Huaneng Comprehensive Industrial Corporation	714,212,085.78	0.70%
China Merchants Group Limited	249,974,230.02	0.25%
Bank of China Limited	500,248,009.70	0.49%

	Amount of	Shareholding
Shareholder Name	Contribution	Percentage
State Grid Information & Communications Co., Ltd.	312,822,348.03	0.31%
Sinochem Corporation	104,336,593.03	0.10%
China Meheco Corporation	156,504,889.54	0.15%
Shanghai Science & Technology Investment Co., Ltd.	104,336,593.03	0.10%
China Cinda Asset Management Corporation	207,526,045.78	0.20%
The amount of capital contribution and shareholding percentage specified in the above shall be further adjusted in accordance with the provisions of clause 2.2 of this Merger Agreement.

2.	Merger Reference Date and Effective Date
2.1	The merger reference date shall be December 31, 2007 and the Parties agree that the assets transfer shall be completed based on the audited financial statements (hereinafter referred as the “Audit Report”) as of the merger reference date. Subject to the completion of the merger, the Parties agree to make relevant adjustments in accordance with the financial statements as of December 31, 2008.

2.2	Upon the completion of the merger pursuant to clause 2.1, the Parties agree to adjust the shareholding percentage based on the opening balance of the final accounts for the year 2009 pursuant to the Reply with Approval in Connection with the Merger between China Network Communications Group Corporation and China United Network Communications Group Company Limited (Guo Zi Gai Ge [2009] No. 1).

2.3	The respective business and assets and all the profits and losses generated from such business and assets of Unicom Group and Netcom Group on and before the merger effective date shall be owned and borne by Unicom Group and Netcom Group, respectively. After the merger effective date, all the business and assets and the profits and losses generated from such business and assets of both Unicom Group and Netcom Group shall be owned and borne solely by Unicom Group.

2.4	The Parties hereby confirm that subject to the satisfaction of the conditions precedent provided under clause 11 of this Merger Agreement, the merger effective date shall be retroacted back to January 1, 2009.

3.	Assets Consolidation
3.1	All the assets owned, occupied or used by Netcom Group, including, but not limited to, the fixed assets and current assets, shall be all transferred to Unicom Group.

3.2	Fixed Assets
(1)	The fixed assets shall refer to all the fixed assets owned, occupied and used by Netcom Group immediately before the merger effective date, including, but not limited to, the telecommunications equipment, facilities, transportation equipment, office equipment, housing, land use rights, buildings and projects under construction which are leased to, owned, occupied or used by Netcom Group immediately before the merger effective date. All the fixed assets shall be transferred to Unicom Group.

(2)	The items classified as the fixed assets of Netcom Group shall be those items confirmed by the Parties to this Merger Agreement. Netcom Group shall transfer all the relevant title documents, instructions, certificates, registration certificates and all other current documents to Unicom Group. Among such fixed assets referred to above, the registration of changes for vehicles, housing ownership, land use rights and ownership of industrial property rights shall be completed within 180 days from the merger effective date. The ownership of all other assets shall be transferred to Unicom Group on the merger effective date.
3.3	Current Assets
(1)	The current assets of Netcom Group, mainly including cash, short-term investments, account receivables and prepayments, shall be all transferred to Unicom Group.

(2)	The items categorized as the current assets shall be those specified in the Audit Report.
3.4	Equity Investments Made by Netcom Group

All equity interests resulted from the investments to others made by Netcom Group shall be transferred to Unicom Group.

4.	Assumption of Credit Rights and Debts
4.1	After each of Unicom Group and Netcom Group respectively obtains the approval of the merger by the State-owned Assets Supervision and Administration Commission under the State Council, they shall notify their creditors and make public announcements in accordance with the applicable laws and regulations, and shall pay any such debts or provide security for any such debts if any creditors require so within the specified statutory time period (the relevant rights entitled to the holders of corporate bonds issued by Netcom Group that are currently valid shall be exercised in accordance with the relevant laws, regulations and procedures stated in the offering prospectus).

4.2	From the merger effective date, the credit rights and debts of Unicom Group and Netcom Group shall be succeeded by Unicom Group as the surviving entity of the merger.

4.3	The credit rights and debts of the respective subsidiaries of Unicom Group and Netcom Group shall still be borne by such subsidiaries.
5.	Entity Consolidation
5.1	From the merger effective date, all the functional departments and branches of Netcom Group shall be consolidated into the corresponding departments and branches of Unicom Group.

5.2	The Parties hereby agree that after the merger Unicom Group may make any necessary adjustments to any such functional departments and branches in according to the actual business development.
6.	Employee Settlement

The Parties agree that all the employees on file of both Unicom Group and Netcom Group shall be taken over by Unicom Group after the completion of the merger. All the rights and obligations of Unicom Group and Netcom Group, as the employers of all the currently employees on file, shall be assumed by Unicom Group from the merger effective date.

7.	Assumption of Contracts and Agreements

The contracts and agreements entered into by Netcom Group before the effective date of this Merger Agreement shall be succeeded by Unicom Group from the merger effective date.

8.	Assumption of Litigations
8.1	All the litigations or arbitrations in relation to Netcom Group, regardless whether it is pending or having been ruled or awarded, but not executed before the merger effective date, shall be succeeded by Unicom Group.

8.2	All the litigations, claims, losses, compensations, payments, expenses and costs incurred after the merger effective date in relation to the assets, rights, debts or obligations that are allocated to Netcom Group pursuant to this Merger Agreement shall be borne by Unicom Group.
9.	Tax Liabilities

Unicom Group hereby warrants and undertakes to be responsible for:
(1)	The taxes and expenses payable in connection with the business and assets transferred to Unicom Group, regardless of whether they incur before or after the merger effective date.

(2)	The taxes and expenses which incur after the merger effective date in connection with the business and assets succeeded by Unicom Group.
10.	Conditions Precedent to the Effectiveness of the Merger

The merger shall be subject to the satisfaction of the following precedent conditions:
10.1	The approval of the merger by the shareholders of Unicom Group in accordance with the provisions of the applicable laws and regulations and its articles of association;

10.2	The completion of internal approval procedures by Unicom Group and Netcom Group pursuant to the provisions of the relevant laws and regulations and their respective articles of associations;

10.3	The completion of all the necessary procedures required by the applicable laws and/or any binding agreements and documents, including, but not limited to, obtaining consents from their relevant creditors (if applicable); and

10.4	The approval of the merger by the State-owned Assets Supervision and Administration Commission under the State Council and other relevant governmental bodies.

11.	Representations and Warranties

The Parties represent and warrant to each other as follows:
(1)	Legal Status:

Such party is an enterprise legal person duly established and validly existing with an independent legal person status in accordance with the laws of its registration place, and has the legal right to sue and be sued in its own name and has the ability to own assets, conduct business it is now operating and proposes to operate, and perform its obligations.

(2)	Power and Authority

Such party and its authorized representative have the power and authority to execute and deliver the agreements it enters into and perform its obligations thereunder. All the corporate actions and other actions required by such authority to enter into any such agreements and perform the obligations thereunder have been duly conducted.

(3)	No Conflicts

Pursuant to the provisions of the agreements entered into and delivered by it, the exercise of rights and performance or observance of obligations by such party is not and will not conflict with, be in breach of or surpass any power or limitation conferred by the following documents or provisions:
a)	Any other agreements entered into by such party and binding on it or its assets;

b)	Constitutional documents; or

c)	Any applicable laws and approvals binding on such party.
(4)	Information Materials

Such Party shall provide any relevant information materials required due to the merger, and guarantee the truthfulness and completeness of such information materials.

12.	Governing Law and Dispute Resolution
12.1	This Merger Agreement shall be governed by and construed in accordance with the laws of the PRC.

12.2	The Parties shall make their best effort to resolve any dispute or claim (the “Dispute”) arising out of or in connection with the interpretation or performance of this Merger Agreement through friendly consultation. If the Parties fail to resolve any such Dispute in the manner as described above in 60 days after one Party raises such Dispute to the other, either Party may initiate an arbitration.

12.3	Disputes shall be submitted to China International Economic and Trade Arbitration Commission (the “CIETAC”) for arbitration in accordance with the effective CIETAC arbitration rules.

12.4	The arbitration shall be conducted in Beijing by the CIETAC and shall be carried out in Chinese, unless otherwise agreed.

12.5	The arbitration award imposed in accordance with the arbitration procedures as described above shall be final and binding on both Parties, and shall be enforced in accordance with its provisions.
13.	Notice
13.1	Any notice to be given by one Party to the other Party under or in connection with this Merger Agreement shall be in writing. It shall be served by fax, telex or telegram to the addresses set out in the following or the relevant addresses designated by any Party from time to time:

China United Network Communications Group Company Limited
Address:	Room 1510, Block B, No. 21 Financial Street, Xicheng District, Beijing
Telephone:	010 6625 9127
Addressee:	Jia Yongzeng

China Network Communications Group Corporation
Address:	Room 1510, Block A, No. 21 Financial Street, Xicheng District, Beijing
Telephone:	010 6625 9602
Addressee:	Wang Yueping
13.2	Any notice so served by hand, post or fax shall be deemed to have been duly served in the case of by hand when delivered; in the case of by telegram, upon confirmation of receipt; and in case of by fax, when transmitted.

14.	Entire Agreement

The Parties have hereby reached all their agreements and understandings with regard to the merger. All the prior agreements and understandings in respect of the subject matter herein shall be replaced by this Merger Agreement and no longer take any effect. Each Party to this Merger Agreement has not relied on any statements, representations and warranties that have not been provided hereunder when executing this Merger Agreement.

15.	Severability

If any provision of this Merger Agreement is held to be invalid or unenforceable, then such provision shall be given no effect and shall be deemed to be not included in this Merger Agreement. The Parties shall then use all their reasonable endeavors to replace such invalid or unenforceable provision by a valid and enforceable substitutive provision, the effect of which shall be as close as possible to the intended effect of the invalid or unenforceable provision.

16.	Amendments

No amendments shall be made to this Merger Agreement (or any documents referred to herein) unless it is in writing and signed by or on behalf of each of the Parties. The expression “amendments” shall include any amendment, supplement, deletion or replacement however effected.

17.	Counterparts

This Merger Agreement shall be executed in four counterparts, each of which is an original with the same effect.

18.	Force Majeure
18.1	Definition of the force majeure: force majeure shall refer to any event whose occurrence renders one Party unable to perform its obligation and is beyond its prediction and control. Force majeure events include, but not limited to, earthquakes, typhoons, explosions, serious fires or any other natural disasters, strikes, changes of laws and policies, any other events that may have material adverse effect or conflicts, such as wars.

18.2	Occurrence of a force majeure event: where one Party is rendered unable to perform all or part of its obligations under this Merger Agreement due to a force majeure event, such Party shall not be liable for the failure to perform its obligations during the course of such force majeure event and any direct consequences caused thereby. Both Parties to this Merger Agreement shall mitigate the damages to an extent as minimum as reasonably possible.

18.3	Notification of a force majeure event: the Party claiming a force majeure event as the cause of its non-performance shall promptly send a notice to other Party, which shall state the details of the force majeure event and the effects it has caused to the failure in performing this Merger Agreement. When the force majeure event ceases, the Party claiming the force majeure event shall notify the other Party so immediately.
19.	Right and Obligation Succession and Assignment

This Merger Agreement has full legally binding effect on the Parties and their legal successors and transferees. No Party shall create any pledge on or assign any of its rights, benefits, obligations and liabilities hereunder in any manner.

20.	Breaching Liabilities

Any Party to this Merger Agreement shall take the corresponding liability for compensation if such Party is in breach of its obligations have under and any other statutory obligations.

21.	Headings

The headings in this Merger Agreement are inserted for reference convenience only and shall not have any effect on the construction of this Merger Agreement.
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(This page does not contain any text, and is the signature page to the agreement of Merger through Absorption of China Network Communications Group Corporation by China United Network Communications Group Company Limited)
China United Network Communications Group Company Limited (affixed with its common seal)
Authorized Representative:
China Network Communications Group Corporation (affixed with its common seal)
Authorized Representative: